September 24, 2019

Andrew Jackson
Chief Financial Officer
Ra Medical Systems, Inc.
2070 Las Palmas Drive
Carlsbad, CA 92011

       Re: Ra Medical Systems, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           Form 8-K filed August 12, 2019
           File No. 001-38677

Dear Mr. Jackson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 12, 2019

Item 7.01 Regulation FD Disclosure
Independent Investigation

1. We see that the Audit Committee of the Board of Directors has commenced an independent investigation into an anonymous complaint. Please clearly describe to us the allegations made in the anonymous complaint, the circumstances which lead to the investigation and the issues being investigated by the Audit Committee. Based on your current understanding of the allegations and the investigation to date, tell us the areas of your accounting or disclosure that could be impacted (e.g., revenues, impairments, contingencies, etc.). In addition, describe to us your considerations to date of your obligations under Item 4.02 of Form 8-K.
2. Please tell us when you intend to file your Form 10-Q for the quarterly period ended June
      30, 2019.
 Andrew Jackson
Ra Medical Systems, Inc.
September 24, 2019
Page 2
Exhibit 99.1
Manufacturing Update

3. We note you disclose here that you experienced inconsistencies in the DABRA catheter manufacturing process and that it had an adverse impact on revenue during the fourth quarter of 2018 and the first half of 2019. We also note discussions in your Form 10-K and Form 10-Q of production limitations within MD&A. Please address the following:
           Bridge the gap between these two disclosures and clarify the specific manufacturing issues encountered and, to the extent possible, the specific impact on your financial statements for the referenced periods.
           Describe how you account for the catheters within your financial statement and clearly articulate your accounting policies for catheter impairment and/or warranty claims.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameAndrew Jackson                            Sincerely,
Comapany NameRa Medical Systems, Inc.
                                                            Division of
Corporation Finance
September 24, 2019 Page 2                                   Office of
Electronics and Machinery
FirstName LastName